26 September 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 136,400 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1453.0862 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 89,989,146 ordinary shares in treasury, and has 1,087,695,759 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 26,109,366 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 121,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of € 15.7178 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 80,609,294 ordinary shares in treasury, and has 968,989,814 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 23,495,900 shares.